UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 19, 2024, Global Blue Group Holding AG (the “Company”) provided to its shareholders an invitation to the Company’s annual general meeting. The annual general meeting is expected to take place on Thursday, September 12, 2024 at 08:30 CEST at the Mandarin Oriental Savoy Hotel at Poststrasse 12, 8001 Zurich, Switzerland.

The invitation to the annual general meeting, attached as Exhibit 99.1 to this Form 6-K, contains the agenda of items to be discussed, including the directors nominated for re-election and the new director nominated for election.

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850, 333-274233 and 333-280087) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2024

GLOBAL BLUE GROUP HOLDING AG

By:     /s/ Jacques Stern
Name:     Jacques Stern
Title:     Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Invitation to the 2024 Annual General Meeting
99.2	2024 Annual General Meeting Proxy Card
99.3	Press Release Relating to the 2024 Annual General Meeting